UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b),
(c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

POLARIS INDUSTRIES INC.

(Name of Issuer) Common stock, $0.01 par value
(Title of Class of Securities) 731068102
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731068102	13G

1	Names of Reporting Persons

Polaris Industries Inc. Employee Stock Ownership Plan

2	Check the Appropriate Box if a Member of a Group*		(a)	☐
(See Instructions)			(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization
Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0

	6	Shared Voting Power
3,811,031

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
3,811,031

9	Aggregate Amount Beneficially Owned by Each Reporting Person
3,811,031

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*			☐

11	Percent of Class Represented by Amount in Row 9
6.0%

12	Type of Reporting Person (See Instructions)
EP

Item 1.
(a)        Name of Issuer:

          Polaris Industries Inc.

(b)        Address of Issuer's Principal Executive Offices:

          2100 Highway 55
                               Medina, MN 55340

Item 2.
(a)        Name of Person Filing:

          Polaris Industries Inc. Employee Stock Ownership Plan (“ESOP”)1

(b)        Address of Principal Business Office or, if none, Residence:

           c/o Polaris Industries Inc. Employee Stock Ownership Plan Committee
                               2100 Highway 55
                               Medina, MN 55340

(c)        Citizenship:

          Minnesota

(d)        Title of Class of Securities:

          Common Stock, par value $0.01 per share

(e)        CUSIP Number:

          731068102

Item 3.	If this statement is filed pursuant to §§ 240.13d‑1(b), or §§ 240.13d‑2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

1 The Trustee of the Polaris Industries Inc. Employee Stock Ownership Plan is Fidelity Management Trust Company. The ESOP allows plan participants to direct voting of shares allocated to their plan accounts, and all shares held by the ESOP and reported on this Schedule are allocated to plan participant accounts. Under the ESOP as in effect on December 31, 2016 and the applicable trust agreement, the Trustee is to vote shares with respect to which no voting instructions are received from plan participants in proportion with the voting instructions actually received by the Trustee from participants who give voting instructions. The ESOP also specifies that all investments of plan assets in Polaris common stock are to be made by the Trustee only upon direction of the ESOP Committee. Although the Trustee may theoretically be deemed to share, at least temporarily, voting and dispositive power as to all shares reported on this Schedule, the Trustee disclaims beneficial ownership of the shares held by it in its capacity as Trustee of the ESOP.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☒	An employee benefit plan or endowment fund in accordance with § 240.13d‑1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d‑1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with § 240.13d‑1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d‑1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d‑1(b)(1)(ii)(J), please specify the type of institution:  ___________________________________________________________

Item 4.           Ownership.

(a)        Amount beneficially owned:    3,811,031

(b)        Percent of class:      6.0%

(c)        Number of shares as to which such person has:

(ii)	Sole power to vote or to direct the vote:	None

(ii)	Shared power to vote or to direct the vote:	3,811,031

(iii)	Sole power to dispose or to direct the disposition of:	None

(iv)	Shared power to dispose or to direct the disposition of:	3,811,031

Item 5.           Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The participants in and beneficiaries of the ESOP have the right to receive dividends from and the proceeds from the sale of the shares of Polaris common stock reported on this Schedule.  No person has such a right with respect to more than 5% of Polaris’ outstanding common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                January 26, 2017

POLARIS INDUSTRIES INC. EMPLOYEE STOCK OWNERSHIP PLAN

By: Polaris Industries Inc. Employee Stock Ownership Plan Committee, as Plan Administrator

By:	/s/ Gary E. Hendrickson
Gary E. Hendrickson
Committee Chairman